Exhibit 21.1

Subsidiaries of the Registrant

Nuveen Global Cities REIT LP, LLC	Delaware
Nuveen Global Cities REIT OP, LP	Delaware
NR Kirkland Crossing LLC	Delaware
NR 844 North LLC	Delaware
NR Denver Industrial Portfolio LLC	Delaware
NR Defoor Hills LLC	Delaware
NR Tacara at Steiner Ranch LLC	Delaware
NR ECF Investor Ltd	Cayman Islands